UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[  X  ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
  For the fiscal year ended December 31, 2008
OR

[     ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __to __

Commission file number 0-13358

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL CITY BANK GROUP, INC. 401(k) Plan
(Exact name of the plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Capital City Bank Group, Inc.
217 North Monroe Street
Tallahassee, Florida 32301

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. 401(k) Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").  Therefore, in lieu of the requirements of items 1-3 of form 11-K, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2008 have been prepared in accordance with the financial reporting requirements of ERISA.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN

FINANCIAL STATEMENTS
December 31, 2008 and 2007

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
Tallahassee, Florida

FINANCIAL STATEMENTS
December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Committee of
  Capital City Bank Group, Inc.
Tallahassee, Florida

We have audited the accompanying statements of net assets available for benefits of Capital City Bank Group, Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Crowe Horwath LLP
Fort Lauderdale, Florida
June 23, 2009

1.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
ASSETS

Cash	$7,150	$-
Investments, at fair value (Note 3)	13,229,612	12,441,044

Receivables
Participant contributions receivable	-	135,042
Employer contribution receivable	-	23,801
Dividends receivable	13,151	23,272
	13,151	180,115

Total assets	13,249,913	12,621,159

LIABILITIES
Excess Deferral Payable	-	7,792

NET ASSETS AVAILABLE FOR BENEFITS	$13,249,913	$12,613,367

See accompanying notes to financial statements.

2.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2008

Additions to net assets attributed to:

Investment income,excluding net depreciation
Dividends and interest income	$403,040

Contributions
Participant	1,841,214
Employer	348,705
Rollovers	78,385
2,268,304

Total additions	2,671,344

Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note 3)	3,662,346
Benefits paid to participants	1,413,156

Net decrease before transfers	(2,404,158)

Transfers in - Plan merger	3,040,704

Net increase	636,546

Net assets available for benefits
Beginning of year	12,613,367

End of year	$13,249,913

See accompanying notes to financial statements.

3.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF PLAN
The following description of the Capital City Bank Group, Inc. 401(k) Plan (the "Plan") provides general information only.  More complete information regarding the Plan’s provisions may be found in the Plan document.

General:  The Plan, established on October 1, 1997, effective retroactive to January 1, 1997, is a defined contribution retirement plan under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan is intended to provide benefits to all eligible employees of Capital City Bank Group, Inc. (the “Company”). Employees of the Company who are 18 years of age or older become eligible to participate in the Plan at the time of employment. Employees may enter the Plan on the first day of the month coinciding with or next following the date on which the employee becomes eligible to participate in the Plan.

Plan Administration: The overall responsibility for administering the Plan rests with the Company. However, the Company has delegated administration of the Plan to the Retirement Committee (the “Plan Administrator”). The Plan’s trustee, Capital City Trust Company (the “Trustee”), a subsidiary of the Company, is responsible for the management and control of the Plan’s assets.  The Trustee began providing record-keeping services effective February 1, 2006 through December 31, 2008.

Participant Contributions and Excess Contributions: Each year, participants may elect to contribute up to 100% of pretax annual compensation, as defined in the Plan and subject to certain limitations under the IRC. Participants may choose to change their deferral percentage at any time. Excess contributions represent amounts that were contributed by employees in excess of the limitations imposed by the IRC. Excess contribution was $0 and $7,792 for 2008 and 2007, respectively.

Employer Contributions:  For 2008, the Company provided a 50% match on participant contributions of 6% or less. Only employees hired after January 1, 2002 are eligible for this match.  No additional discretionary employer contributions were made for 2008.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution, matching contributions and allocations of Plan earnings based on the participant’s investment elections. Allocations of Plan earnings are based on account balances, as defined in the Plan. Employer discretionary contributions are allocated among all participants in an amount equal to the ratio of the participant’s compensation to the compensation of all participants for the Plan year. Employer discretionary contributions are invested based on the participant’s elective deferral.

  4.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Investment Options: Participants can direct their contributions into 25 investment options. Participants can change their investment elections and balances daily by way of internet, with their contributions being changed the next trading day.

Benefits Paid to Participants: Upon termination of service due to death, disability, retirement or other reason, a participant will receive a lump-sum amount equal to the value of the vested interest in his or her account. Participants may also receive a distribution while in service upon demonstration of financial hardship.

Retirement, Death and Disability:  A participant is becomes fully vested in his or her account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company’s matching and discretionary contributions, and related earnings thereon, after three years of credited service (on a cliff basis). Credited service for vesting purposed requires 1,000 hours during the plan year.

Forfeitures: Forfeitures are used to reduce the employer contribution. Forfeitures were immaterial for 2008 and 2007.

Plan Merger:  Effective January 14, 2008, First National Bank of Alachua 401(k) Profit Sharing Plan was merged into the Plan, pursuant to Company’s acquisition of First National Bank Alachua, in May 2005.  The transfer of the $3,040,704 in net assets of the Profit Sharing Plan into the Plan was completed on January 31, 2008.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions related to the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
  5.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassification:  Certain prior year amounts have been reclassified to conform to the current year presentation.

Payment of Benefits:  Benefits are recorded when paid.

Income Recognition: Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses:  All plan expenses are paid by the Company.

Voting Rights: The Trustee is required to vote shares of Company stock on behalf of the collective best interest of plan participants and beneficiaries, as instructed by the proxy statement.

Risks and Uncertainties:  The Plan holds various investment securities, including Company common stock.  Investment securities and derivative instruments are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Adoption of New Accounting Standards:  In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157).  This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007.  In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.  This FSP clarifies the application of FAS 157 in a market that is not active.  The impact of adoption of these standards as of January 1, 2008 did not impact the Plan’s net assets available for benefits.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities.  The new standard is effective for the Plan on January 1, 2008.  The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

6.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards: In  April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly.  This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants.  The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.  In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  The FSP also requires increased disclosures.  This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively.  Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

7.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Company common stock:  Investments in Company common stock are valued by obtaining quoted prices on a national recognized security exchange (Level 1 inputs).

Money market accounts and savings deposit accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (Level 1 inputs).

The methods described above may produce a fair value calculation that many not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2008 Using
	Quoted Prices in Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)

Mutual Funds	$11,754,593	-	-
Company common stock	$1,475,019	-	-

8.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 3 - INVESTMENTS

The investments of the Plan are held in a trust fund administered by the Trustee.  Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified as follows:

	December 31,
	2008		2007
Investments at fair value
Vanguard Institutional Index Fund (17,901 and 16,651 shares)	$1,477,522		$2,233,561
Prime Obligation Fund (5,173,671 and 2,483,536 shares)	5,173,671		2,483,536
American Funds Europacific (30,565 and 28,161 shares)	854,289		1432,559
Fidelity Structured Mid Cap Growth (0 and 57,889 shares)	n/a		782,665
Capital City Bank Group, Inc. Common Stock
(54,149 and 31,343 shares)	1,475,019		884,499
Select American Shares (15,386 and 14,462 shares)	438,508	(2)	691,127
Goldman Sachs Core Fixed Institutional (72,349 and 64,024 shares)	610,627	(2)	640,876

During the year ended December 31, 2008 the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, depreciated in value as follows:

Mutual Funds	$(3,601,659)
Capital City Bank Group, Inc. Common Stock	(60,687)

Net depreciation in fair value of investments	$(3,662,346)

NOTE 4 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under The Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.  In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

9.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed Capital City Trust Company by a letter dated March 31, 2008 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

NOTE 6 – PARTY IN INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the plan, the employer, and certain others.  The Plan owns 54,149 and 31,343 shares of the Company's common stock at December 31, 2008 and 2007, respectively, which represents approximately .32% and .18% of the outstanding common stock of the Company.  Dividend income of $39,175 and $20,368 was recognized during 2008 and 2007 from the Plan’s investment in the Company’s common stock.  This investment qualifies as a party-in-interest investment. The Trustee is a subsidiary of the Company. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 7 – PLAN AMENDMENTS

There were no Plan amendments for plan years 2008 and 2007.

NOTE 8 – SUBSEQUENT EVENTS

Effective, January 23, 2009, EPIC Advisors will provide the record-keeping services for the Plan.

The Company common stock was went from $27.24 per share on December 31, 2008 to $14.87 on of June 1, 2009.

(Continued)

10.

SUPPLEMENTAL SCHEDULES

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Name of plan sponsor:  Capital City Bank Group, Inc.
Employer identification number:  59-2273542
Three-digit plan number:  003

		(c)
	(b)	Description of Investment
	Identity of Issuer,	Including Maturity Date,
	Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par	(d)	Current
(a)	Similar Party	or Maturity Value	**Cost	Value

		Mutual Funds
	Vanguard	Mid-Cap Index,
		10,941 shares		$184,797

	Vanguard	Total Bond Index,
		24,677 shares		251,207

	DWS Reef	Real Estate Securities Fund,
		4,491 shares		49,935

	American Funds	High Income Fund,
		16,256 shares		127,125

	Vanguard	Developed Market Index Fund,
		7,334 shares		55,149

	DWS Dreman	Small Cap Fund,
		3,026 shares		73,381

	Blackrock	Mid-Cap Value Fund,
		13,618 shares		100,502

	American Funds	Small-Cap Fund,
		3,826 shares		79,701

	Van Kampen Funds	Equity Fund,
		16,500 shares		106,427

	Goldman Sachs	Structured U.S. Equity Fund,
		2,000 shares		35,853

(Continued)

11.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Name of plan sponsor:  Capital City Bank Group, Inc.
Employer identification number:  59-2273542
Three-digit plan number:  003

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par	(d)	Current
(a)	Similar Party	or Maturity Value	**Cost	Value

	T Rowe Price	Real Estate Retail Shares,
		1,178 shares		$29,482

	Vanguard	Inflation Protected Reinvestment,
		713 shares		8,217

	Vanuguard	Prime Obligation,
		5,173,671 shares		5,173,671

	Vanguard	Vanguard Institutional Index,
		17,901shares		1,477,522

	American Funds	Europacific,
		30,565 shares		854,289

	American Funds	Fundamental Growth,
		13,260 shares		331,360

	American Funds	Growth Fund of America,
		21,700 shares		443,546

	Royce	Premier Investment,
		26,145 shares		321,584

	Select	Selected American Shares,
		15,386 shares		438,508

	Vanguard	Total Stock Market,
		16,968 shares		369,909

(Continued)

12.

CAPITAL CITY BANK GROUP, INC.
401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Name of plan sponsor:  Capital City Bank Group, Inc.
Employer identification number:  59-2273542
Three-digit plan number:  003

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par	(d)	Current
(a)	Similar Party	or Maturity Value	**Cost	Value

	Goldman Sachs	Core Fixed Institutional,
		72,349 shares		610,627

	Dreyfus Fund	Bond Market Index,
		17,448 shares		178,846

	Van Kampen	Mid-Cap Growth,
		28,125 shares		416,537

	Goldman Sachs	Financial Square Prime
		Obligations, 36,418 shares		36,418

*	Capital City Bank	Capital City Bank Group, Inc.,
	Group, Inc.	Common Stock, 54,149 shares		1,475,019

				$13,229,612

*  Represents party-in-interest
** Investment is participant directed; therefore historical cost is not required.

(Continued)

13.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL CITY BANK GROUP, INC. PROFIT SHARING 401(K) PLAN

By:  Capital City Trust Company, Trustee

By:
Randolph M. Pople, President

Dated: June 29, 2009

EXHIBIT INDEX

Exhibit No.                                   Document
23.1                                   Consent of Crowe Horwath LLP